SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 19, 2017.

2 Translation of letter to YPF S.A. Shareholders dated December 19, 2017.

3 Translation of letter to the Buenos Aires Stock Exchange dated December 19, 2017.

TRANSLATION

Buenos Aires, December 19, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Payment of Dividends

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that connection, we inform you that, at its meeting on December 14, 2017, the Board of Directors of YPF S.A. resolved, pursuant to the powers granted by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2017, the payment of a dividend of Ps.1.82 per share or ADR, without distinction among share classes. Such dividend shall be made available to shareholders – at the close of the registry on July 6, 2017—on December 27, 2017 or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed.

Please find attached herein the following information:

1)	Announcement to be published in the Stock Exchange Bulletin

2)	Sworn Statement pursuant to Law No.17,250.

Yours faithfully,

Diego Celaá Market Relations Officer YPF S.A.

YPF Sociedad Anónima – Payment of Dividends

We inform YPF S.A’s (the “Company”) shareholders that, at its meeting on December 14, 2017, the Company’s Board of Directors resolved, pursuant to the powers granted by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2017 which approved the results for the fiscal year ending on December 31, 2016, the payment of a dividend in cash, corresponding to the fiscal year ended on December 31, 2016 and results of the prior fiscal years, to all shareholders at the close of the registry on July 6, 2017 – which shall be made available on December 27, 2017 or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed. The dividend will be in an amount of Ps.1.82 (one peso and eighty-two cents) per share, without distinction among share classes, which represents 18.2% of the nominal capital stock involved in the distribution.

Payment to all holders of Class D holders in Argentina will be made through Caja de Valores S.A.

YPF will pay dividends to holders of the rest of the share classes directly on December 27, 2017, or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed.

The holders of American Depositary Receipts (ADRs) will receive their dividend payment through The Bank of New York Mellon, depositary of said certificates, starting on December 27, 2017, or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed.

Buenos Aires, December 19, 2017

Diego Celaá

Market Relations Officer

YPF S.A.

Buenos Aires, December 19, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Payment of Dividends

The purpose of this letter is to declare with the force of a sworn statement, as required by law No. 17,250, that YPF S.A. has no outstanding social security debts as of this date.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 20, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer